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SEC FILE NUMBER
8-67723

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Parkman Whaling Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

600 Travis Street, Suite 600
(No. and Street)

Houston	TX	77002
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas Hensley	713-333-8400	thensley@parkmanwhaling.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EEPB Company
(Name – if individual, state last, first, and middle name)

2950 North Loop West, Suite 1200	Houston	TX	77092
(Address)	(City)	(State)	(Zip Code)

11/05/2003	879
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Hensley_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Parkman Whaling Securities LLC_____, as of 12/31_____, 2023____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Notary Public

Signature:

Title: Chief Financial Officer

EDNA BARRAGAN SANCHEZ
My Notary ID # 128117456
Expires December 3, 2025

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

PARKMAN WHALING SECURITIES LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2023

CONTENTS

                                                                                        Page

Report of Independent Registered Public Accounting Firm 2

Balance Sheet 3

Statement of Operations and Member's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6-7

Schedule I 8

Schedule II 9

Report of Independent Registered Public Accounting Firm and Exemption Report 10-11



eepb

Tax | Audit | Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Parkman Whaling Securities LLC

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Parkman Whaling Securities LLC as of December 31, 2023, the related statements of operations and member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Parkman Whaling Securities LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Parkman Whaling Securities LLC's management. Our responsibility is to express an opinion on Parkman Whaling Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Parkman Whaling Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital under Rule 15C3-1 of the Securities and Exchange Commission, and The Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15C3-3 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of Parkman Whaling Securities LLC's financial statements. The supplemental information is the responsibility of Parkman Whaling Securities LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under Rule 15C3-1 of the Securities and Exchange Commission, and The Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15C3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

EEPB

EEPB

We have served as Parkman Whaling Securities LLC's auditor since 2023.

Houston, Texas

February 9, 2024

-2-

2950 North Loop West, Suite 1200 | Houston, TX 77092 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com

PARKMAN WHALING SECURITIES LLC
BALANCE SHEET
DECEMBER 31, 2023

ASSETS

Cash and cash equivalents	$	16,552
Prepaid expenses - other		7,584
TOTAL ASSETS	$	24,136

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$	4,550
Member's equity		19,586
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	24,136

See accompanying notes.

PARKMAN WHALING SECURITIES LLC
STATEMENT OF OPERATIONS AND MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

REVENUES:	$ -
EXPENSES:	
Office and administrative services fee - Member	168,670
Office license fee - Member	35,830
Professional fees	71,850
Registration fees	10,342
Other administrative fees	1,075
TOTAL EXPENSES	287,767
NET LOSS	(287,767)
Member's equity, beginning of year	137,853
Capital Contributions	169,500
Member's equity, end of year	$ 19,586

See accompanying notes.

PARKMAN WHALING SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES	
Cash paid for administrative fees and expenses	$ (580,432)
Net cash used in operating activities	(580,432)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contribution from Member	65,000
Net cash provided by financing activities	65,000
NET DECREASE IN CASH AND CASH EQUIVALENTS	(515,432)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	531,984
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 16,552
RECONCILIATION OF NET LOSS TO NET CASH PROVIDED BY OPERATING ACTIVITIES	
Net loss	$ (287,767)
Non-cash member contributions	104,500
Change in operating assets and liabilities:	
Increase in prepaid expenses	(493)
Decrease in accounts payable	(396,672)
Net cash used in operating activities	$ (580,432)

See accompanying notes.

Note 1   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Parkman Whaling Securities LLC (the "Company") is a Texas limited liability company, formed on June 19, 2008. The Company is located in Houston, Texas and is a wholly-owned subsidiary of Parkman Whaling LLC (the "Member"). The Company's revenues are derived primarily from advisory services. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of Financial Industry Regulatory Authority (FINRA). The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff.

The following is a summary of significant accounting policies consistently followed by the Company.

Revenue Recognition – Revenue from contracts with customers includes fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company earns fees in exchange for the services it provides and recognizes revenue when the Company has completed its contractual obligations and collection is reasonably assured.

Estimates – The preparation of accrual basis financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement Presentation – The unclassified balance sheet is presented in accordance with industry standards.

Cash and Cash Equivalents – The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Income Taxes – The Company's income, losses, and tax credits will be included in the income tax return of the Member. Accordingly, the Company does not record a provision for federal income taxes. Texas margin tax is accrued and included as a component of management fee and administrative expense. For the year ended December 31, 2023, the Company had no margin tax expense.

The Company believes that all significant tax positions utilized by the Company will more likely than not be sustained upon examination. As of December 31, 2023, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2020 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expenses in the statement of income and member's equity.

2.   AGREEMENTS AND COMMITMENTS

The Company entered into an office and administrative services agreement with Parkman Whaling LLC whereby Parkman Whaling LLC provides administrative and operational services, facilities, furniture and pays overhead expenses of the Company. The Company also entered into an office license agreement to utilize office space for a monthly rent allocation of $18,780 for the period of January and $1,550 for the period of February through December 2023.

Office and administrative services and office license fees for 2023 were $204,500. Parkman Whaling LLC contributed capital to the Company in the amount of $169,500, comprised of cash of $65,000 and $104,500 of offset fees charged by Parkman Whaling LLC related to office administrative and operational services and office license fees during the year ended December 31, 2023.

3.   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate daily.

At December 31, 2023 the Company had net capital of $12,002 and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was .38 to 1 at December 31, 2023. The Securities and Exchange Commission permits a ratio of aggregate indebtedness to net capital for the Company of no greater than 15 to 1.

4.   CONCENTRATIONS AND CREDIT RISK

The Company's demand bank account balance, which was $16,552 at December 31, 2023, is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. It is the Company's practice to utilize high net worth financial institutions to minimize its credit risk.

Generally, no collateral or other security is required to support trade receivables.

5.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 9, 2024, the date the financial statements were available to be issued. No subsequent events occurred, which require adjustment or disclosure to the financial statements at December 31, 2023.

PARKMAN WHALING SECURITIES LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2023

NET CAPITAL		
Total member's equity qualified for net capital	$	19,586
Deductions and/or charges		
Nonallowable assets:		
Prepaid expenses		7,584
Net capital	$	12,002
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	303
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Excess net capital	$	7,002
Ratio: Aggregate indebtedness to net capital		.38 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2023, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17a-5.

See report of independent registered public accounting firm.

PARKMAN WHALING SECURITIES LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2023

Exemption Provisions

The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) private placements of securities (including private investment in public equity transactions that will be handled on a best-efforts basis); (2) mergers and strategic advisory transactions, valuation advisory, fairness opinions, general strategic advice, and advice to the public and private entities and individuals on the purchase/sale of assets for cash or securities; and (3) recapitalization and reorganization advisory assignments.

See report of independent registered public accounting firm.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Parkman Whaling Securities LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Parkman Whaling Securities LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) private placements of securities (including private investment in public equity transactions that will be handled on a best-efforts basis); (2) mergers and strategic advisory transactions, valuation advisory, fairness opinions, general strategic advice, and advice to the public and private entities and individuals on the purchase/sale of assets for cash or securities; and (3) recapitalization and reorganization advisory assignments.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Parkman Whaling Securities LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Parkman Whaling Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

EEPB

EEPB

Houston, Texas

February 9, 2024

2950 North Loop West, Suite 1200 | Houston, TX 77092 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com
An Independent Member of DFK International



Parkman Whaling Securities LLC
600 Travis Street, Suite 600 / Houston, Texas 77002
713-333-8400

Exemption Report

Parkman Whaling Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3, and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) private placements of securities (including private investment in public equity transactions that will be handled on a best-efforts basis) (2) mergers and strategic advisory transactions, valuation advisory, fairness opinions, general strategic advice, and advice to the public and private entities and individuals on the purchase/sale of assets for cash or securities; and (3) recapitalization and reorganization advisory assignments.

(3) The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

Parkman Whaling Securities LLC

I, Thomas Hensley, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Thomas B Hensley

Thomas Hensley, Chief Financial Officer
As of February 9, 2024